UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549
                           ____________________

                               SCHEDULE 13D
                 Under the Securities Exchange Act of 1934
                             (Amendment No. 4)

                        CAI WIRELESS SYSTEMS, INC.
                             (Name of Issuer)

                        COMMON STOCK, NO PAR VALUE
                      (Title of Class of Securities)

                                 12476P104
                              (CUSIP Number)

                          A. Louise Turilli, Esq.
    Day, Berry & Howard, CityPlace I, Hartford, Connecticut 01603-3499
                              (860-275-0178)
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                                OCTOBER 29, 1996
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. *(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of the five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                          Page 1 of 11 Pages

CUSIP No. 12476P104                       Page 2 of 11 Pages




1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Jared E. Abbruzzese

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                       (a) [x]
                                                       (b) [ ]

3.    SEC USE ONLY


4.    SOURCE OF FUNDS*
      N/A

5.    CHECK BOX IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)
                                                            [  ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      United States of America

                                   832,300
NUMBER OF                 7.       SOLE VOTING POWER
SHARES                             5,524,300
BENEFICIALLY              8.       SHARED VOTING POWER
OWNED BY                           832,300
EACH                      9.       SOLE DISPOSITIVE POWER
REPORTING PERSON                   5,524,300
WITH                      10.      SHARED DISPOSITIVE POWER

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      6,356,600

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*
                                                            [  ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      15.7%

14.   TYPE OF REPORTING PERSON*
      IN

SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 12476P104                          Page 3 of 11 Pages




1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Hope E. Carter

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                       (a) [x]
                                                       (b) [ ]

3.    SEC USE ONLY


4.    SOURCE OF FUNDS*
      N/A

5.    CHECK BOX IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)
                                                              [  ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      United States of America

                                   200,065
NUMBER OF                 7.       SOLE VOTING POWER
SHARES                             5,524,300
BENEFICIALLY              8.       SHARED VOTING POWER
OWNED BY                           200,065
EACH                      9.       SOLE DISPOSITIVE POWER
REPORTING PERSON                   5,524,300
WITH                      10.      SHARED DISPOSITIVE POWER

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      5,724,365

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*
                                                              [  ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      14.2%

14.   TYPE OF REPORTING PERSON*
      IN

SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  12476P104                     Page 4 of 11 Pages




1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Joseph H. Abbruzzese

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                       (a) [x]
                                                       (b) [ ]

3.    SEC USE ONLY


4.    SOURCE OF FUNDS*
      N/A

5.    CHECK BOX IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)
                                                              [  ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      United States of America

                                   46,300
NUMBER OF                 7.       SOLE VOTING POWER
SHARES                             5,504,300
BENEFICIALLY              8.       SHARED VOTING POWER
OWNED BY                           46,300
EACH                      9.       SOLE DISPOSITIVE POWER
REPORTING PERSON                   5,504,300
WITH                      10.      SHARED DISPOSITIVE POWER

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      5,550,600

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*
                                                              [  ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      13.7%

14.   TYPE OF REPORTING PERSON*
      IN

SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  12476P104                      Page 5 of 11 Pages



1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      The Corotoman Company, L.L.C.

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                       (a) [x]
                                                       (b) [ ]

3.    SEC USE ONLY


4.    SOURCE OF FUNDS*
      N/A

5.    CHECK BOX IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)
                                                              [  ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      United States of America

                                   0
NUMBER OF                 7.       SOLE VOTING POWER
SHARES                             5,504,300
BENEFICIALLY              8.       SHARED VOTING POWER
OWNED BY                           0
EACH                      9.       SOLE DISPOSITIVE POWER
REPORTING PERSON                   5,504,300
WITH                      10.      SHARED DISPOSITIVE POWER

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      5,504,300

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*
                                                              [  ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      13.6%

14.   TYPE OF REPORTING PERSON*
      CO

SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  12476P104                    Page 6 of ll Pages




                            AMENDMENT NO. 4 TO
                               SCHEDULE 13D

      The undersigned reporting persons (the "reporting persons") hereby amend and restate, as required by Regulation 13d-2(c), their Statement on
Schedule 13D, dated January 17, 1994 (the "Schedule 13D"), as amended by Amendment No. 1 to the Schedule 13D dated as of March 29, 1995, Amendment No. 2 to the Schedule 13D dated as of January 2, 1996, and Amendment No. 3 to the Schedule 13D dated as of June 10, 1996, relating to the common stock, no par value per share (the "Common Stock"), of CAI Wireless Systems, Inc. (the "Issuer").

ITEM 1. SECURITY AND ISSUER.

      The reporting persons hereby set forth this Amendment No. 4 to the
Schedule 13D with respect to the Common Stock of the Issuer, a Connecticut corporation (the "Issuer"), whose principal executive office is located at 18 Corporate Woods Boulevard, Third Floor, Albany, New York 12211.

ITEM 2. IDENTITY AND BACKGROUND.

      Mr. Jared E. Abbruzzese, a citizen of the United States of America, is and has been the Chairman and Chief Executive Officer and a Director of the Issuer since its formation in 1991. The address of the principal executive office of the Issuer is set forth in Item 1.

      Mrs. Hope E. Carter, a citizen of the United States of America, is an investor who resides at 492 Mariomi Road, New Canaan, Connecticut 06940, and is the aunt of Jared E. Abbruzzese.

      Mr. Joseph H. Abbruzzese, a citizen of the United States of America, is an investor and restauranteur whose business address is 180 Madison Avenue, Albany, New York 12207, and is the brother of Jared E. Abbruzzese.

      The Corotoman Company, L.L.C., a Delaware limited liability company ("Corotoman"), with its executive office located at 18 Corporate Woods Boulevard, Third Floor, Albany, New York 12211, was formed for the purpose of investing family assets, including the holding of shares of Common Stock. Jared E. Abbruzzese and Mrs. Carter and Joseph H. Abbruzzese own 46.5%, 46.5% and 4%, respectively, of the outstanding membership interests of Corotoman. Those individuals are the sole directors of Corotoman. The Irrevocable Trust for the Descendants of Hope E. Carter and the Jared E. and Sherrie G. Abbruzzese Trust own 1.5% and 1.5%, respectively, of the outstanding membership interests of Corotoman.

      None of the reporting persons hereto or any of the executive officers or directors of Corotoman, during the past five years, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or have been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or have been found to have violated said securities laws.

CUSIP No.  12476P104                      Page 7 of 11 Pages




ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Not Applicable.

ITEM 4. PURPOSE OF TRANSACTION.

      Based on an ongoing evaluation of the business, prospects and financial condition of the Issuer, the market for, and price of, the Common Stock, other investment opportunities available to each of the reporting persons, offers for the reporting persons' shares of Common Stock, general economic conditions and other future developments, the reporting persons or any one of them may seek to sell or gift additional shares of Common Stock. Additionally, sales of shares of Common Stock may be effected by the reporting persons for the purpose of generating proceeds to satisfy obligations under certain margin arrangements maintained by certain reporting persons at brokerage firms. Other than as set described above, as of the date hereof, none of the reporting persons has any plans or proposals that relate to or would result in any of the actions listed in subparagraphs (a) through (j) of the instructions to Item 4 of Schedule 13D, with respect to the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      (a) As of the date hereof, each of the reporting persons respectively owns beneficially the number of shares of Common Stock and the percentage of the shares of Common Stock outstanding (40,384,787 as of September 30, 1996, the date of the most recently available filing with the Securities and Exchange Commission by the Issuer) that are set forth opposite such reporting person's name below:

                                                   Shares of
       NAME                                        COMMON STOCK          PERCENTAGE
The Corotoman Company, L.L.C.:                     5,504,300                13.6%
Mrs. Hope E. Carter
Individually:                                        200,065                  *
As a director of The Corotoman Foundation,
Inc. (the "Foundation"):                              20,000                  *
As a director of Corotoman:                        5,504,300                13.6%
Total Ownership:                                   5,724,300                14.2%
Mr. Joseph H. Abbruzzese
Individually:                                         46,300                  *
As a director of Corotoman:                        5,504,300                13.6%
Total Ownership:                                   5,550,600                13.7%

_______________________
*    Less than 1%.

CUSIP No.  12476P104                         Page 8 of ll Pages

                                                   Shares of
       NAME                                        COMMON STOCK          PERCENTAGE
Mr. Jared E. Abbruzzese
Individually(1):                                     603,300                 1.5%
As a director of the Foundation:                      20,000                  *
As a director of Corotoman:                        5,504,300                13.6%
By family members:                                   229,000                  *
Total Ownership:                                   6,356,600                15.7%
All of the reporting persons together
Total Ownership:                                   6,602,965                16.3%

_______________________
(1) Includes 225,000 shares issuable upon the exercise of options granted under the Issuer's 1995 Incentive Stock Plan exercisable currently or within 60 days of the date hereof.

*     Less than 1%.

CUSIP No. 12476P104                           Page 9 of 11 Pages





      (b) Each of the reporting persons has the following power to vote, direct the voting of, dispose of, or direct the disposition of, shares of Common Stock:

           (i) Number of shares of Common Stock as to which the reporting person has the sole power to vote, direct the voting of, dispose of, or direct the disposition of:

                                                Shares of
       NAME                                     COMMON STOCK
The Corotoman Company, L.L.C.:                          0
Mrs. Hope E. Carter:                              200,065
Mr. Joseph H. Abbruzzese:                          46,300
Mr. Jared E. Abbruzzese
      Individually(1):                            603,300
Shares held by family members:                    229,000
Total:                                          1,078,665

      _______________________
      (1) Includes 225,000 shares issuable upon the exercise of options granted under the Issuer's 1995 Incentive Stock Plan exercisable currently or within 60 days of the date hereof.

           (ii) Number of shares of Common Stock as to which the reporting person has the shared power to vote, direct the voting of, dispose of, or direct the disposition of:

                                                Shares of
       NAME                                     COMMON STOCK
The Corotoman Company, L.L.C.:                  5,504,300
Mrs. Hope E. Carter
      As a director of Corotoman:               5,504,300
      As a director of the Foundation:             20,000
      Total:                                    5,524,300
Mr. Joseph H. Abbruzzese
      As a director of Corotoman:               5,504,300
Mr. Jared E. Abbruzzese
      As a director of Corotoman:               5,504,300
      As a director of the Foundation:             20,000
Total:                                          5,524,300

CUSIP No. 12476P104                       Page 10 of 11 Pages




      (c) Besides the following transactions, no transactions by the reporting persons have occurred during the past sixty (60) days.

                                                     Price          No. of         Where and How
       DATE           CHARACTER OF TRANSACTION per SHARE            SHARES   TRANSACTION WAS EFFECTED
10/4/96              Disposition by Corotoman        $5.0000        205,000        Open Market*
10/7/96              Disposition by Corotoman        $4.6250         15,000        Open Market*
10/7/96              Disposition by Corotoman        $4.5000         10,000        Open Market*
10/10/96             Disposition by Corotoman        $5.0000          1,200        Open Market*
10/11/96             Disposition by Corotoman        $5.0000         10,000        Open Market*
10/17/96             Disposition by Corotoman        $4.5000         23,000        Open Market*
10/18/96             Disposition by Corotoman        $4.6250         22,800        Open Market*
10/22/96             Disposition by Corotoman        $4.2500         12,000        Open Market*
10/22/96             Disposition by Corotoman        $4.1250         13,000        Open Market*
10/29/96             Disposition by Corotoman        $3.8750         50,000        Open Market*
10/29/96             Disposition by Corotoman        $3.9375         10,000        Open Market*
10/30/96             Disposition by Corotoman        $3.6875          4,600        Open Market*
11/1/96              Disposition by Corotoman        $3.5000         30,000        Open Market*
11/1/96              Disposition by Corotoman        $3.3750         30,000        Open Market*
11/5/96              Disposition by J.E.             $3.3750         25,000        Open Market
                      Abbruzzese
11/5/96              Disposition by J.E.             $3.4375         25,000        Open Market
                      Abbruzzese

_______________________
*     Pursuant to an effective Registration Statement on Form S-3.

      (d) Relatives of Jared E. Abbruzzese have the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, an aggregate of 229,000 shares of Common Stock which Jared E. Abbruzzese had gifted to such relatives, but over which Jared E. Abbruzzese retains voting control. Such interests do not relate , individually or in the aggregate, to more than five percent (5%) of the outstanding Common Stock as of November 1, 1996.

      (b) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      Not Applicable.

CUSIP No. 12476P104                       Page 11 of 11 Pages




                                SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: November 13, 1996       /s/ Hope E. Carter


Date: November 13, 1996       /s/ Joseph H. Abbruzzese


Date: November 13, 1996       /s/ Jared E. Abbruzzese


Date: November 13, 1996       The Corotoman Company, L.L.C.


                              By: /s/ Jared E. Abbruzzese
                                   President